BOMBARDIER

06012129

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

SUPPL

SEC MAIL RECEIVED PROCESSING
MAR 30 2006
WASH. D.C. 213 SECTION

March 29, 2006

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued today with respect to the financial results for the fourth quarter and the year ended January 31, 2006 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

PROCESSED
APR 03 2006
THOMSON
FINANCIAL

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

F:\DATA\legal\COMMISSIONS\USA-SEC\2006\Press Release - financial results 060131.doc 03/29/2006 08:34 AM

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2006

Increased profitability, net income and free cash flow for fiscal year 2006

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Net income of $249 million for this fiscal year compared to a net loss of $85 million last fiscal year**
- **EBITDA from continuing operations before special items of $990 million compared to $785 million last fiscal year**
- **Earnings per share of $0.13 compared to a loss of $0.06 last fiscal year**
- **Strengthening of the balance sheet: cash position of $2.9 billion benefiting from free cash flow of $532 million; reduction of debt by $2.5 billion**

Montréal, March 29, 2006 – Bombardier today announced its financial results for the fourth quarter and the year ended January 31, 2006, showing substantial improvement in the overall performance of the Corporation. Earnings before income taxes (EBT) from continuing operations, before special items, reached $238 million, representing an increase of $226 million over last fiscal year, while net income including discontinued operations totalled $249 million, for an increase of $334 million compared to 2005. Free cash flow also improved by $326 million. Earnings per share reached $0.13, compared to a loss of $0.06 last year.

"A year ago, we said we would improve our profitability through an unrelenting focus on costs, on product innovation and on customer needs," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer of Bombardier Inc. "The result is that we're back to profitability. We increased our cash position and our free cash flow generation. We also reduced our debt by some $2.5 billion, and in so doing, decreased risk and strengthened our balance sheet."

"As number one in the business aircraft market, we take pride in the fact that more than half of this year's orders were for our newest models. Our Transportation customers also have shown their confidence in our innovative rail transportation solutions through an impressive 66% increase in new orders," Mr. Beaudoin continued.

"We dealt with the changing business environment. In Aerospace, we adjusted our production rates to match the increased demand for our business jets and turboprop aircraft and lower demand for 50-seat regional jets. On the Transportation side, our restructuring initiative is near completion, and results are starting to show on the bottom line. Bombardier Capital's non-core portfolios are essentially wound down or sold."

"This year's results indicate that we're doing the right things to restore Bombardier's earnings power and solidify our financial position," concluded Mr. Beaudoin.

Bombardier Aerospace

Bombardier Aerospace's results improved in fiscal year 2006, confirming the benefits of its diversification. The regional aircraft market presented significant challenges, but Aerospace nevertheless increased its earnings before interest and taxes (EBIT) by 31%, from $203 million last year to $266 million in 2006. The group also reached its delivery target with 337 aircraft.

The business jet market remained strong with a 45% boost in deliveries, reflecting increases in all Bombardier business aircraft models. Net orders rose by 36% for the year, bringing the total to 210 aircraft.

Due in part to increasing fuel prices, and supported by the relaxation of scope clauses, the regional aircraft market continues its evolution toward larger aircraft models. Bombardier, with the most efficient product line-up on the market and the largest installed base of regional aircraft worldwide, is well positioned to benefit from this trend. The *CRJ700/900* family of regional jets and *Q-Series* turboprops are proving to be increasingly attractive solutions for customers looking to decrease their operating costs. Deliveries of our *Q-Series* aircraft increased to 28, while orders reached 44 aircraft.

In the upcoming year, Bombardier Aerospace will continue to focus on leveraging its existing platforms, on continuous innovation to meet customer needs, on the development of new markets, and on cost reduction.

Bombardier Transportation

Bombardier Transportation also had a good year. EBIT before special items was $179 million, compared to $33 million last year, and the EBIT margin before special items reached 2.7%, as opposed to 0.4% in fiscal year 2005.

Order intake was strong at $7.3 billion, compared to $4.4 billion last year, and new orders exceeded revenues by $671 million for a book-to-bill ratio of 1.1 for the year.

The restructuring plan, which began in 2004, is essentially completed. The last two sites to be closed, in Ammendorf, Germany, and Kalmar, Sweden, ceased operation in December 2005. Workforce reductions, with some 7,500 positions already eliminated, are ahead of schedule.

Despite a decrease in the mainline segment, Bombardier Transportation maintained its number one position in rolling stock and significantly improved its position in locomotives and light rail vehicles. As an illustration of this leadership, the recent $361-million order for 146 light rail vehicles by the Frankfurt transport authority constitutes the largest order ever placed in the history of tram manufacturing.

In 2006, Bombardier Transportation strengthened its world leadership through its innovative product and services portfolio. This year saw the successful product introduction of multi-system locomotives for cross-border traffic. Another important element of leadership in rail transportation is product reliability, and Bombardier products performed well on that front. In the U.K., for example, electrical and diesel multiple units manufactured and maintained by Transportation were ranked "most reliable" for the fourth consecutive year.

During fiscal year 2007, Transportation will continue to enhance its margins through additional savings in procurement, the full deployment of project management processes, and will work to increase its leadership in fast-growing segments such as services and signalling.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended Jan. 31		Years ended Jan. 31	
	2006	2005	**2006**	2005
Segmented revenues				
Aerospace	**$ 2,400**	$ 2,612	**$ 8,087**	$ 7,980
Transportation	**1,638**	2,119	**6,653**	7,584
Intersegment revenues	**(3)**	(6)	**(14)**	(18)
External revenues	**$ 4,035**	$ 4,725	**$ 14,726**	**$** 15,546
EBIT from continuing operations before special items				
Aerospace	**$ 107**	**$** 85	**$ 266**	**$** 203
Transportation	**53**	61	**179**	33
	160	146	**445**	236
Special items (Transportation)	**37**	38	**88**	172
EBIT from continuing operations	**123**	108	**357**	64
Financing income	**(52)**	(35)	**(156)**	(104)
Financing expense	**98**	102	**363**	328
EBT from continuing operations	**77**	41	**150**	(160)
Income tax expense (recovery)	**(8)**	(6)	**15**	(38)
Income (loss) from continuing operations	**85**	47	**135**	(122)
Income from discontinued operations – net of tax	**1**	9	**114**	37
Net income (loss)	**$ 86**	$ 56	**$ 249**	$ (85)
Earnings (loss) per share (in dollar):				
Basic and diluted				
From continuing operations	**$ 0.05**	$ 0.02	**$ 0.06**	$ (0.08)
Net income (loss)	**$ 0.05**	$ 0.03	**$ 0.13**	$ (0.06)

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2006

ANALYSIS OF RESULTS

Bombardier Inc. announced today its financial results for the fourth quarter and the year ended January 31, 2006.

During fiscal year 2006, Bombardier continued its strategy of reducing Bombardier Capital's ("BC") operations and several portfolios have been sold or put up for sale. BC's remaining core operations, mainly consisting of commercial aircraft financing and business aircraft lending operations, are now managed by Aerospace and therefore, these operations are now included in Aerospace and BC ceased to be reported as a separate segment, effective the fourth quarter of fiscal year 2006. BC's inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on-and off-balance sheet rail operations have been presented as discontinued operations. The financial position, results of operations and cash flows of BC are no longer presented in separate columns.

Consolidated results

Consolidated revenues totalled $4 billion for the three-month period ended January 31, 2006, compared to $4.7 billion for the same period last fiscal year. The decrease is mainly due to lower mainline revenues in the United Kingdom ("U.K.") and Germany, lower deliveries of regional aircraft and a lower volume of pre-owned business aircraft sales, partially offset by higher deliveries of business aircraft. For the year ended January 31, 2006, consolidated revenues totalled $14.7 billion, compared to $15.5 billion the previous year. The decrease mainly reflects lower rolling stock revenues resulting from decreased mainline revenues in the U.K. and Germany due to a lower level of activities in these markets, lower deliveries of *CRJ200* aircraft and a lower volume of pre-owned business aircraft sales, partially offset by increased deliveries and improved selling prices of business aircraft and increased deliveries of *Q300* turboprops.

EBT from continuing operations before special items for the three-month period ended January 31, 2006 amounted to $114 million, compared to $79 million for the same period last fiscal year. This improvement results from increased deliveries and improved selling prices for business aircraft, partially offset by lower results in Transportation due to lower mainline revenues in the U.K. and Germany. EBT from continuing operations before special items reached $238 million for fiscal year 2006, compared to $12 million for fiscal year 2005. This increase is mainly explained by improvements in contract execution and the positive impact of

procurement initiatives and restructuring activities, as well as lower operating expenses at Bombardier Transportation and increased deliveries and improved selling prices for business aircraft, partially offset by lower deliveries of *CRJ200* aircraft.

Special items for the three-month period ended January 31, 2006 amounted to $37 million, compared to $38 million for the same period last fiscal year. For the year ended January 31, 2006, special items reached $88 million, compared to $172 million for fiscal year 2005. These special items are related to the restructuring plan in Transportation.

As a result, EBT from continuing operations amounted to $77 million for the fourth quarter of fiscal year 2006, compared to $41 million for the same period the previous year. For the year ended January 31, 2006, EBT from continuing operations was $150 million, compared to a loss of $160 million for fiscal year 2005.

Income from continuing operations was $85 million, or $0.05 per share, for the fourth quarter of fiscal year 2006, compared to $47 million, or $0.02 per share, for the same period the previous year. For the year ended January 31, 2006, income from continuing operations was $135 million, or $0.06 per share, compared to a loss from continuing operations of $122 million, or $0.08 per share, for fiscal year 2005.

Net income for the fourth quarter of fiscal year 2006 was $86 million, or $0.05 per share, compared to $56 million, or $0.03 per share, for fiscal year 2005. Net income for fiscal year 2006 reached $249 million, or $0.13 per share, compared to a loss of $85 million, or $0.06 per share, for fiscal year 2005.

As at January 31, 2006, Bombardier's order backlog was $31.6 billion, compared to $31.5 billion as at January 31, 2005. Higher order intake compared to revenues recorded in both segments was offset by the negative impact of the weakening of the euro and the sterling pound compared to the U.S. dollar on the order backlog of Transportation, amounting to approximately $1 billion.

Bombardier Aerospace

- **Revenues of $2.4 billion for the fourth quarter; $8.1 billion for fiscal year 2006**
- **EBITDA of $197 million for the fourth quarter; $672 million for fiscal year 2006**
- **EBIT of $107 million for the fourth quarter; $266 million for fiscal year 2006**
- **Free cash flow of $900 million, an improvement of $518 million**
- **Order backlog of $10.7 billion**
- **Aircraft deliveries totalled 101, compared to 108 for the previous fourth quarter; 337 compared to 329 for the previous fiscal year**

Segmented revenues amounted to $2.4 billion for the three-month period ended January 31, 2006, compared to $2.6 billion for the same period the previous year. The decrease is mainly due to lower deliveries of regional aircraft and a lower volume of pre-owned business aircraft sales, partially offset by higher deliveries and improved selling prices of business aircraft. Segmented revenues amounted to $8.1 billion for the year ended January 31, 2006, compared to $8 billion for the same period the previous year. The increase is mainly due to increased deliveries and improved selling prices of business aircraft, partially offset by lower deliveries of *CRJ200* aircraft and a lower volume of pre-owned business aircraft available for sale as a result of fewer trade-ins.

Earnings before financing income, financing expense, income taxes and depreciation and amortization (EBITDA) amounted to $197 million for the three-month period ended January 31, 2006, compared to $178 million for the same period last fiscal year. This increase is mainly due to increased deliveries and improved selling prices for business aircraft and lower sales incentives costs for regional aircraft, partially offset by lower deliveries of *CRJ200* aircraft. EBITDA amounted to $672 million for fiscal year 2006, compared to $614 million for fiscal year 2005. The increase is mainly due to increased deliveries and improved selling prices for business aircraft as well as improved margin on the larger capacity *CRJ* Series aircraft, partially offset by lower deliveries of *CRJ200* aircraft.

EBIT amounted to $107 million, or 4.5% of segmented revenues, for the fourth quarter ended January 31, 2006, compared to $85 million, or 3.3%, for the same period the previous year. For fiscal year 2006, EBIT was $266 million, or 3.3% of segmented revenues, compared to $203 million, or 2.5%, for fiscal year 2005.

Free cash flow increased by $518 million for fiscal year 2006. Positive variations compared to fiscal year 2005 in aircraft financing, mainly as a result of a lower level of interim financing, and advances, were partially offset by a negative variation in gross inventories compared to last fiscal year. In addition, net changes in non-cash balances related to operations for fiscal year

2005 were negatively impacted by a voluntary contribution of $182 million to the aerospace pension plan in the U.K.

For the quarter ended January 31, 2006, aircraft deliveries totalled 101, compared to 108 for the same period the previous year. The 101 deliveries were made up of 56 business aircraft, 44 regional aircraft and one amphibious aircraft. During fiscal year 2006, Bombardier Aerospace delivered 337 aircraft, compared to 329 for fiscal year 2005. Aircraft delivered during fiscal year 2006 consisted of 186 business aircraft, 149 regional aircraft, and two amphibious aircraft, compared to 128 business aircraft, 200 regional aircraft and one amphibious aircraft in fiscal year 2005. The 45% increase in business aircraft deliveries mainly results from the ramp-up in production of newer models, the introduction of new derivatives, as well as from the strengthening of the business aircraft market. The 26% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, consistent with current market trends, which indicate a reduction in demand for the 50-passenger regional jets. Bombardier Aerospace expects total aircraft deliveries for fiscal year 2007 to remain at a similar level as that of fiscal year 2006.[1]

For the fourth quarter and fiscal year ended January 31, 2006, Bombardier received 65 and 210 net orders respectively for business aircraft, compared to 54 and 154 net orders respectively for the same periods last fiscal year.

For the fourth quarter and fiscal year ended January 31, 2006, Bombardier received 38 and 90 net orders respectively for regional aircraft, compared to 12 and 133 respectively for the same periods last fiscal year. The orders for fiscal year 2006 included orders for 24 *CRJ700* aircraft from SkyWest, 12 *CRJ900* aircraft from Deutsche Lufthansa AG and for 10 *Q400* turboprops from Porter Airlines.

As at January 31, 2006, Aerospace firm order backlog totalled $10.7 billion, compared to $10.2 billion as at January 31, 2005. The year-over-year increase is mainly due to a strong order intake for business aircraft and turboprops, partially offset by a declining order backlog for *CRJ* Series aircraft.

---

[1] See Forward-looking statements at the end of this press release.

Bombardier Transportation

- **Revenues of $1.6 billion for the fourth quarter; $6.7 billion for fiscal year 2006**
- **EBITDA before special items of $109 million ($72 million after special items) for the fourth quarter; $318 million ($230 million after special items) for fiscal year 2006**
- **EBIT before special items of $53 million ($16 million after special items) for the fourth quarter; $179 million ($91 million after special items) for fiscal year 2006**
- **Special items of $37 million for the fourth quarter; $88 million for fiscal year 2006**
- **New order intake totalling $7.3 billion compared to $4.4 billion last fiscal year**
- **Order backlog of $20.9 billion**

Segmented revenues amounted to $1.6 billion for the three-month period ended January 31, 2006, compared to $2.1 billion for the same period last fiscal year. The decrease is mainly due to lower mainline revenues in the U.K. and Germany. For the year ended January 31, 2006, segmented revenues amounted to $6.7 billion, compared to $7.6 billion for the previous year. The decrease is mainly due to lower mainline revenues in the U.K. and Germany, due to a lower level of activities in these markets, partially offset by increased mainline revenues in North America and in services and systems.

EBITDA before special items amounted to $109 million for the three-month period ended January 31, 2006, compared to $94 million for the same period last fiscal year. For fiscal year 2006, EBITDA before special items totalled $318 million, compared to $171 million for fiscal year 2005. This increase is mainly explained by improvements in contract execution and the positive impact of procurement initiatives and restructuring activities, as well as lower operating expenses.

EBIT before special items totalled $53 million, or 3.2% of segmented revenues for the fourth quarter ended January 31, 2006, compared to $61 million or 2.9% for the same quarter the previous fiscal year. For fiscal year 2006, EBIT before special items was $179 million, or 2.7% of segmented revenues, compared to $33 million, or 0.4%, for fiscal year 2005.

Special items amounted to $37 million for the three-month period ended January 31, 2006, compared to $38 million for the same period last fiscal year. For fiscal year 2006, special items totalled $88 million, compared to $172 million for fiscal year 2005. These special items relate to severance and other involuntary termination costs, as well as site closure costs.

As a result, EBIT amounted to $16 million, or 1% of segmented revenues, for the fourth quarter ended January 31, 2006, compared to $23 million or 1.1% for the same quarter the previous

fiscal year. For fiscal year 2006, EBIT amounted to $91 million or 1.4%, compared to a loss of $139 million or 1.8% for fiscal year 2005.

Total order intake for fiscal year 2006 amounted to $7.3 billion compared to $4.4 billion for fiscal year 2005. The $2.9-billion increase is mainly due to higher order intake in mainline, locomotives, light rail vehicles and services. Major orders during fiscal year 2006 were for 194 M-7 electric multiple unit commuter rail cars from Metro-North Railroad and Long Island Rail Road, valued at approximately $425 million; two orders totaling 442 cars for high-capacity trains, AGC type, from the Société Nationale des Chemins de fer Français (SNCF), valued at approximately $582 million; and 100 *TRAXX* locomotives, type P160 DCP, from Trenitalia, valued at approximately $323 million.

Bombardier Transportation's backlog totalled $20.9 billion as at January 31, 2006, compared to $21.3 billion as at January 31, 2005. This decrease in the value of the order backlog reflects the negative impact of the weakening of the euro and sterling pound compared to the U.S. dollar, amounting to approximately $1 billion. This negative impact from currency fluctuations was partially offset by a higher order intake compared to revenues recorded.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.096 Cdn, $0.098958 Cdn and $0.103219 Cdn per share for the year on Series 2 Preferred Shares has been paid on November 15, 2005, December 15, 2005 and January 15, 2006 respectively.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on April 30, 2006 to the shareholders of record at the close of business on April 13, 2006.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on April 30, 2006 to the shareholders of record at the close of business on April 13, 2006.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended January 31, 2006 were $14.7 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

CRJ, CRJ200, CRJ700, CRJ900, Q-Series, Q300, Q400 and *TRAXX* are trademark(s) of Bombardier Inc. or its subsidiaries.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481
www.bombardier.com

Shirley Chénier
Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Management's Discussion and Analysis on the Corporation's Web site http://www.bombardier.com/.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, legal risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risk and environmental risk), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks (including currency, interest rate and commodity pricing risk). For more information on these factors, please see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at http://www.bombardier.com/. Investors and others are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at this date and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT and EBT, before special items, and free cash flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.